File No. 69-228



                              UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549

                              FORM U-3A-2


       STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
         FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
                                  OF 1935

                                 NICOR Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NICOR Inc., an Illinois corporation, is a holding company, whose subsidiaries are engaged primarily in gas distribution and containerized shipping. The general office of the company and subsidiary companies, except as otherwise noted, is located at 1844 Ferry Road, Naperville, Illinois 60563-9600. The following are subsidiaries of the company, all of which are wholly owned:

   Northern Illinois Gas Company and Subsidiary

   Northern Illinois Gas Company, an Illinois corporation, is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves more than 1.8 million customers in more than 600 communities and adjacent areas in 35 counties, including areas in Cook County.
   Northern Illinois Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission which has authority to regulate substantially all phases of Northern Illinois Gas' public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Northern Illinois Gas, is a partner in an oil and gas production project that is managed by Northern Illinois Gas' principal pipeline transporter.

   Birdsall, Inc. and Subsidiaries

   Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall's major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation,




   Birdsall, Inc. and Subsidiaries (concluded)

   is engaged in containerized liner shipping between the Port of Palm Beach, Florida and 23 ports in the Caribbean and Central America.
   Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are: Birdsall Shipping Co., Ltd. - Liberia; Birdsall Shipping, S.A. - Panama; Container Terminals, Ltd. - Bahamas; Freship S.A. - Dominican Republic; Belize Container Terminals Ltd. - Belize; Tropical Shipping of Canada Inc. - Delaware; Transfresca,
   S.A. - Honduras; Birdsall de Mexico, S.A. - Mexico; and Tropical Shipping, Inc. - Delaware, all of which either own vessels or act as shipping agents. Seven Seas Insurance Company Ltd. - Bahamas and Seven Seas Insurance Company, Inc. - Florida insure marine risk for cargo. Tropic Express, Ltd., a Bahamian corporation, has liquidated substantially all of its assets.

   Other Subsidiaries

   NICOR Energy Services Company, a Delaware corporation, offers service contracts on residential heating and air conditioning equipment in various communities of northern Illinois.

   NICOR Technologies Inc., a Delaware corporation, formerly known as NICOR Exploration International Company, tests, evaluates and assists in the development of new natural gas products and consults on field operations relating to the natural gas industry.

   NICOR Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries, all of which are Delaware corporations: NICOR NGV Corp. is in a partnership which provides turnkey refueling stations for the emerging natural gas vehicle market; NICOR Gas Exchange Company is a partner in a limited-liability company developing standardized, real-time information applications for local distribution companies and marketers; NICOR Hub Inc. is a partner in a limited-liability company which promotes, administers, and develops market-area hubs; NICOR Energy Management Services Company offers account management services to customers that purchase gas supplies directly from marketers or brokers; and NICOR Energy Solutions Inc., formed in 1996, will offer cogeneration system development and construction services.

   NICOR Oil and Gas Corporation, a Delaware corporation, is a holding company formerly engaged in gas and oil exploration and production operations which were sold. Its remaining subsidiaries, which have no operations, and places of incorporation are: NICOR Exploration Canada Ltd. - Delaware; Reliance Pipeline Company - Delaware; and Reliance USA Inc. - Delaware.

   NICOR National Inc., a Delaware corporation, and its two wholly owned subsidiaries, NICOR National Louisiana Inc. and NICOR National Illinois Inc., also both Delaware corporations, were formerly engaged in the shipyard business and have disposed of substantially all of their assets.

   NICOR Mining Inc., a Delaware corporation, formerly engaged in the coal mining business, has disposed of substantially all of its assets.

2. Gas Distribution Properties. The gas distribution, transmission and storage system of Northern Illinois Gas is wholly within the State of Illinois and includes approximately 28,000 miles of mains, approximately 24,000 miles of service pipe connecting the mains to customers' premises and seven underground storage fields. Other properties of Northern Illinois Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools and communication, computer and office equipment, as required for the conduct of its business.

3. The following information relates to Northern Illinois Gas Company for calendar year 1995:

   a. Mcf of natural gas distributed at
      retail(1)                                290,777,863

   b. Mcf of natural gas distributed at
      retail outside of Illinois                      None

   c. Mcf of natural gas sold at wholesale
      outside of or at the state line of
      Illinois(2)                                3,338,382

   d. Mcf of natural gas purchased outside
      of or at the state line of Illinois(3)   291,307,157

   (1) Represents direct sales to residential and commercial consumers only. Sales to industrial consumers for their own use were 10,476,123 Mcf. In addition, 165,612,362 Mcf and 63,962,962 Mcf of customer-owned gas were delivered to industrial and commercial consumers, respectively, through transportation agreements.
   (2) Represents transactions with a third party such as a marketer, broker and/or other reseller of natural gas, undertaken for the benefit of retail ratepayers. No gas was sold directly to end-users outside the state of Illinois.
   (3) Although this gas is purchased outside of Illinois, it is transported to Illinois by nonaffiliated pipelines and substantially all of the gas is delivered inside the State.

4. Not applicable.

                                  Signature



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February, 1996.


                             NICOR Inc.



                             By        DAVID L. CYRANOSKI
                                       David L. Cyranoski
                                     Senior Vice President,
                                    Secretary and Controller

CORPORATE SEAL





ATTEST:



          A. C. ALLISON
          A. C. Allison
       Assistant Secretary








Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

             D. L. Cyranoski
             Senior Vice President,
             Secretary and Controller

             NICOR Inc.
             P. O. Box 3014
             Naperville, Illinois  60566-7014

                            Exhibits Index


Exhibit
 Number                         Description

  A-1   NICOR Inc. Consolidating Statement of Income

  A-2   NICOR Inc. Consolidating Balance Sheet

  A-3   NICOR Inc. Consolidating Statement of Retained Earnings

  A-4   Birdsall, Inc. Consolidating Statement of Income

  A-5   Birdsall, Inc. Consolidating Balance Sheet

  A-6   Birdsall, Inc. Consolidating Statement of Retained Earnings

   B    NICOR Inc. Consolidated Financial Data Schedule

   C    Not applicable.

                                                           NICOR Inc.                                      Exhibit A-1
                                               Consolidating Statement of Income                           (Unaudited)
                                             For the Year Ended December 31, 1995
                                               (Millions, except per share data)
                                                                                         Discontinued
                                                 Northern                                 Operations,
                                                 Illinois                                 Adjustments
                                        NICOR       Gas     Birdsall,         Other           and
                                        Inc.      Company      Inc.  (a)  Subsidiaries   Eliminations    Consolidated

Operating revenues                    $          $1,312.7    $  163.6       $    3.8        $              $1,480.1

Operating expenses
 Cost of gas                                        787.2                                                     787.2
 Operating and maintenance                 1.6      155.1       124.2            6.5               (.1)       287.3
 Depreciation                                        98.8        12.9             .1                          111.8
 Taxes, other than income
   taxes                                            100.9         3.1                                         104.0
                                           1.6    1,142.0       140.2            6.6               (.1)     1,290.3

Operating income (loss)                   (1.6)     170.7        23.4           (2.8)               .1        189.8
Other income (expense)
 Income from continuing
   subsidiaries                           99.1                                                   (99.1)
 Interest income                           2.3        2.5         1.6                             (3.3)         3.1
 Other, net                                3.0         .2                         .1               (.2)         3.1
                                         104.4        2.7         1.6             .1            (102.6)         6.2
Income (loss) before interest
 on debt and income taxes                102.8      173.4        25.0           (2.7)           (102.5)       196.0

Interest on debt, net of
 amounts capitalized                       3.9       38.1         1.5                             (1.7)        41.8
Income (loss) before income
 taxes                                    98.9      135.3        23.5           (2.7)           (100.8)       154.2

Income taxes                              (2.0)      49.9         8.2           (1.1)              (.6)        54.4
Income (loss) from continuing
 operations                              100.9       85.4        15.3           (1.6)           (100.2)        99.8

Income (loss) from discontinued
 operations, net of income taxes          (1.1)                                                    1.1
Net income (loss)                         99.8       85.4        15.3           (1.6)            (99.1)        99.8

Dividends on preferred stock                .4         .5                                          (.5)          .4
Earnings (loss) applicable
 to common stock                       $  99.4   $   84.9    $   15.3       $   (1.6)         $  (98.6)    $   99.4

Average shares of common stock
 outstanding                                                                                                   50.7

Earnings per average share of
  common stock                                                                                                     $1.96

<F1>
(a) From Birdsall, Inc. Consolidated column on Exhibit A-4.



                                                            NICOR Inc.                                          Exhibit A-2
                                                  Consolidating Balance Sheet                                  Page 1 of 2
                                                       December 31, 1995                                       (Unaudited)
                                                           (Millions)
                                                                                              Discontinued
                                                   Northern                                    Operations,
                                                   Illinois                                    Adjustments
                                         NICOR        Gas     Birdsall,         Other              and
                                         Inc.       Company      Inc.  (a)  Subsidiaries      Eliminations   Consolidated

ASSETS

Current assets
  Cash and cash equivalents            $     .6    $             $    6.2     $     .5          $    (.5)      $    6.8
  Short-term investments, at cost
    which approximates market                                        19.0           .6                             19.6
  Receivables,
    less allowances of $5.8                31.7       242.8          21.3          1.1             (35.2)         261.7
  Gas in storage, at last-in,
    first-out cost                                     63.0                                                        63.0
  Deferred gas costs                                    8.7                                                         8.7
  Other                                     1.2        25.1           3.7           .1               (.1)          30.0
                                           33.5       339.6          50.2          2.3             (35.8)         389.8

Investments in continuing
  subsidiaries                            820.5                                                   (820.5)

Property, plant and equipment,
  at cost
    Gas distribution                                2,851.8                                         34.4        2,886.2
    Shipping                                                        223.8                                         223.8
    Other                                                                           .4                               .4
                                                    2,851.8         223.8           .4              34.4        3,110.4

  Less accumulated depreciation                     1,182.2         114.5           .1              34.3        1,331.1
                                                    1,669.6         109.3           .3                .1        1,779.3

Other assets                               83.6        77.5           4.8           .9             (76.8)          90.0

                                       $  937.6    $2,086.7      $  164.3     $    3.5          $ (933.0)      $2,259.1




<F1>
(a) From Birdsall, Inc. Consolidated column on Exhibit A-5 page 1 of 2.






                                                        NICOR Inc.                                              Exhibit A-2
                                               Consolidating Balance Sheet                                      Page 2 of 2
                                                    December 31, 1995                                           (Unaudited)
                                                        (Millions)
                                                                                               Discontinued
                                                   Northern                                     Operations,
                                                   Illinois                                     Adjustments
                                         NICOR        Gas     Birdsall,         Other               and
                                         Inc.       Company      Inc.  (a)  Subsidiaries       Eliminations   Consolidated

LIABILITIES AND CAPITALIZATION

Current liabilities
  Long-term obligations due
    within one year                    $           $   50.5    $              $                  $    (.5)      $   50.0
  Short-term borrowings                    47.2       151.6                                                        198.8
  Accounts payable                        103.1       281.0        22.0            1.0              (98.7)         308.4
  Gas refunds due customers                            24.2                                                         24.2
  Other                                    21.7        51.6          .3             .3              (29.6)          44.3
                                          172.0       558.9        22.3            1.3             (128.8)         625.7

Deferred credits and other
  liabilities
    Deferred income taxes                   4.8       172.8         8.7            (.1)              (5.4)         180.8
    Regulatory income tax
      liability                                        86.5                                                         86.5
    Unamortized investment
      tax credits                                      50.8                                                         50.8
    Other                                  64.1        60.9         3.1                              22.0          150.1
                                           68.9       371.0        11.8            (.1)              16.6          468.2

Capitalization
  Long-term debt                                      446.2        22.5             .6               (.6)          468.7
  Preferred stock
    Redeemable                              8.8         9.1                                          (9.1)           8.8
    Nonredeemable                            .1         1.4                                          (1.4)            .1
  Common stock                            125.8        76.2          .5            5.9              (82.6)         125.8
  Paid-in capital                          49.6       107.9                                        (107.9)          49.6
  Retained earnings
    (since December 31, 1985)             512.4       516.0       107.2           (4.2)            (619.2)         512.2
                                          696.7     1,156.8       130.2            2.3             (820.8)       1,165.2

                                       $  937.6    $2,086.7    $  164.3       $    3.5           $ (933.0)      $2,259.1




<F1>
(a) From Birdsall, Inc. Consolidated column on Exhibit A-5 page 2 of 2.





                                                       NICOR Inc.                                             Exhibit A-3
                                      Consolidating Statement of Retained Earnings                            (Unaudited)
                                          For the Year Ended December 31, 1995
                                                       (Millions)
                                                                                              Discontinued
                                                 Northern                                      Operations,
                                                 Illinois                                      Adjustments
                                       NICOR        Gas     Birdsall,          Other               and
                                       Inc.       Company      Inc.  (a)   Subsidiaries       Eliminations   Consolidated


Balance at beginning of year         $  477.6    $  502.0    $  113.3        $   (2.6)          $ (612.9)      $  477.4

Net income (loss)                        99.8        85.4        15.3            (1.6)             (99.1)          99.8

Dividends on common stock               (64.6)      (70.9)      (21.4)                              92.3          (64.6)

Dividends on preferred stock              (.4)        (.5)                                            .5            (.4)

Balance at end of year               $  512.4    $  516.0    $  107.2         $  (4.2)          $ (619.2)      $  512.2




<F1>
(a) From Birdsall, Inc. Consolidated column on Exhibit A-6.





                                                       Birdsall, Inc.                                     Exhibit A-4
                                             Consolidating Statement of Income                            (Unaudited)
                                            For the Year Ended December 31, 1995
                                                         (Millions)

                                                Tropical
                                               Shipping &     Birdsall                      Adjustments
                                 Birdsall,    Construction   Shipping,       Other              and
                                    Inc.     Company, Ltd.      S.A.     Subsidiaries      Eliminations   Consolidated

Operating revenues                $  52.0       $ 145.8       $  11.7       $  19.4           $ (65.3)       $ 163.6

Operating expenses
 Operating and maintenance           48.0         118.5           4.7          18.3             (65.3)         124.2
 Depreciation                         3.6           6.6           2.6            .1                             12.9
 Taxes, other than income
   taxes                              2.2            .8                          .1                              3.1
                                     53.8         125.9           7.3          18.5             (65.3)         140.2
Operating income (loss)              (1.8)         19.9           4.4            .9                             23.4

Other income (expense)
 Interest income                       .1           1.1                          .4                              1.6
 Other, net                          43.8          20.4           (.4)         14.0             (77.8)
                                     43.9          21.5           (.4)         14.4             (77.8)           1.6
Income (loss) before interest
 on debt and income taxes            42.1          41.4           4.0          15.3             (77.8)          25.0

Interest on debt, net of
 amounts capitalized                  1.5            .6           (.5)          (.1)                             1.5
Income (loss) before income
 taxes                               40.6          40.8           4.5          15.4             (77.8)          23.5

Income taxes                          7.2            .3                          .7                              8.2

Net income (loss)                 $  33.4       $  40.5       $   4.5       $  14.7           $ (77.8)       $  15.3




                                                      Birdsall, Inc.                                          Exhibit A-5
                                               Consolidating Balance Sheet                                    Page 1 of 2
                                                    December 31, 1995                                         (Unaudited)
                                                        (Millions)

                                                    Tropical
                                                   Shipping &     Birdsall                      Adjustments
                                    Birdsall,     Construction   Shipping,       Other              and
                                       Inc.      Company, Ltd.      S.A.     Subsidiaries      Eliminations   Consolidated

ASSETS

Current assets
 Cash and cash equivalents           $   (.3)       $   6.7       $             $   (.2)          $              $   6.2
 Short-term investments, at cost
   which approximates market                           16.5                         2.5                             19.0
 Receivables,
   less allowances of $1.0                .2           18.6                         2.5                             21.3
 Other                                   2.1            1.3            .1            .2                              3.7
                                         2.0           43.1            .1           5.0                             50.2

Investments in subsidiaries              6.4           28.6                         6.6             (41.6)

Property, plant and equipment,
 at cost                                60.8          108.2          47.3           3.7               3.8          223.8
 Less accumulated depreciation          37.1           51.3          19.7           3.1               3.3          114.5
                                        23.7           56.9          27.6            .6                .5          109.3

Other assets                            12.6             .3           1.9           9.3             (19.3)           4.8

                                     $  44.7        $ 128.9       $  29.6       $  21.5           $ (60.4)       $ 164.3







                                                        Birdsall, Inc.                                      Exhibit A-5
                                                 Consolidating Balance Sheet                                Page 2 of 2
                                                      December 31, 1995                                     (Unaudited)
                                                          (Millions)

                                                  Tropical
                                                 Shipping &     Birdsall                      Adjustments
                                  Birdsall,     Construction   Shipping,       Other              and
                                     Inc.      Company, Ltd.      S.A.     Subsidiaries      Eliminations   Consolidated

LIABILITIES AND CAPITALIZATION

Current liabilities
 Accounts payable                  $  11.1        $  19.4       $   1.4       $   9.5           $ (19.4)       $  22.0
 Other                                  .3                                                                          .3
                                      11.4           19.4           1.4           9.5             (19.4)          22.3

Deferred credits and other
 liabilities
   Deferred income taxes               8.7                                                                         8.7
   Other                               1.6             .7            .6            .2                              3.1
                                      10.3             .7            .6            .2                             11.8

Capitalization
 Long-term debt                       22.5                                                                        22.5
 Preferred stock                                      2.0                                          (2.0)
 Common stock                           .5                                        3.3              (3.3)            .5
 Paid-in capital                                                   25.2           6.4             (31.6)
 Retained earnings                                  106.8           2.4           2.1              (4.1)         107.2
                                      23.0          108.8          27.6          11.8             (41.0)         130.2

                                   $  44.7        $ 128.9       $  29.6       $  21.5           $ (60.4)       $ 164.3






                                                   Birdsall, Inc.                                        Exhibit A-6
                                    Consolidating Statement of Retained Earnings                         (Unaudited)
                                        For the Year Ended December 31, 1995
                                                     (Millions)

                                                  Tropical
                                                 Shipping &    Birdsall                    Adjustments
                                   Birdsall,    Construction  Shipping,      Other             and
                                      Inc.     Company, Ltd.     S.A.    Subsidiaries     Eliminations  Consolidated


Balance at beginning of year        $ (12.0)      $  98.4      $  28.9      $   3.1          $  (5.1)      $ 113.3

Net income (loss)                      33.4          40.5          4.5         14.7            (77.8)         15.3

Dividends on common stock             (21.4)        (32.1)       (31.0)       (15.7)            78.8         (21.4)

Balance at end of year              $   0.0       $ 106.8      $   2.4      $   2.1          $  (4.1)      $ 107.2





                                                                Exhibit B
                                                               (Unaudited)





                                NICOR Inc.
                   Consolidated Financial Data Schedule
                   For the Year Ended December 31, 1995
                                (Millions)





             1.  Total Assets                        $2,259.1

             2.  Total Operating Revenues             1,480.1

             3.  Net Income                              99.8